Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Departure of CFO
New York, August 13, 2010 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, announced today that following a discussion with Simon Dewhurst, he tendered his resignation from his position as EVP and Chief Financial Officer. We thank Simon for his past support and contributions to Melco Crown Entertainment.
As Melco Crown Entertainment transitions from a development company to one focused primarily on maximizing its operational profitability, and as a logical next step in the management reorganization announced last month, the Company’s intention is to identify a CFO who, in addition to having solid financial and operational experience, also possesses skills that are aligned with the current needs of the Company.
To ensure a seamless transition, Leanne Palmer, currently Vice President, Financial Compliance for Melco Crown Entertainment, has assumed the role of acting CFO in the interim period, while the Company conducts a global search for a suitable candidate with exceptional caliber to fill the CFO position. Ms. Palmer is a Chartered Accountant with over 16 years of experience and is a specialist on Sarbanes Oxley compliance, corporate governance and internal control.
Additionally, Geoffrey Davis, CFA, has been promoted to Deputy CFO and Treasurer on a permanent basis and will be based in Macau. Prior to joining Melco Crown Entertainment as Senior Vice President, Corporate Finance in 2007, he was the lead equity research analyst at Citi Investment Research covering the gaming industry. He had previously been Vice President, Corporate Finance for Park Place Entertainment in Las Vegas.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2010 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Deputy CFO and Treasurer
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com
For media enquiry, please contact
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com

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